Filed by Oplink Communications, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934
Subject Company: Oplink Communications, Inc.
Commission File No. 000-31581

VOTE
FOR
THE MERGER

AVANEX

OPLINK COMMUNICATIONS

Dear Stockholder:

We recently mailed to you proxy materials for a Special Meeting of Stockholders to be held on August 15, 2002, regarding the proposed merger of Avanex Corporation and Oplink Communications, Inc. Please read these materials carefully as they provide important information about the merger.

The boards of directors of Avanex and Oplink have unanimously approved the merger and have determined that the merger is in the best interests of Avanex, Oplink and the stockholders of both companies.

We expect the merger of Avanex and Oplink to create a leading provider of next generation optical subsystems, modules and components. The slowdown in spending by telecommunication service providers has changed the competitive environment of our respective markets. We believe that by coming together, Avanex and Oplink will be in a stronger position than either company would be on its own. We believe that the combined company will succeed because of its improved ability to meet its customers' changing needs and because of its improved financial position. The combined company expects to be in a stronger position to:

- **Maximize revenues under current market conditions**
- **Maximize staying power through the industry downturn**
- **Maximize benefits from a business turnaround**

The boards of directors of both companies unanimously recommend that stockholders vote "FOR" the proposed merger. Your vote is important, regardless of the number of shares you own. We enthusiastically recommend that you vote in favor of the merger and urge you to sign, date and return the enclosed proxy card today.

Sincerely,

Paul Engle

Fred Fromm

VOTE FOR:
Maximizing opportunity for revenue growth under current market conditions

We believe that, together, Avanex and Oplink will be in a better position to endure the current slowdown in telecommunications service provider spending. The combined company expects to benefit from:

- Expanded customer base coupled with broader product, technology, and solution portfolio
- Greater ability to move up and down the food chain, from components to integrated solutions, to address customers' needs
- Improved capabilities to pursue opportunistic applications with targeted technical solutions, quicker cycle times and competitive costs

#2 player in the industry with superior technology and application expertise

Last Twelve Months Revenue, as of March 31, 2002 ($mm)



0
50
100
150
1,500
JDS Uniphase
1,478
Combined Avanex-Oplink
94
Oplink
50
Avanex
44
Bookham
23
Alliance Fiber
17

NOTE: JDS Uniphase's revenues include actives, test and measurement equipment and other non-telecom businesses.

SOURCE: Company reports

VOTE FOR:
Maximizing staying power through the industry downturn

Despite the current challenges facing the industry, we remain confident in the long-term potential for this sector. We believe that the combination of Avanex and Oplink will give us the enhanced financial stability necessary to weather a prolonged industry downturn. The combined company expects to have:

- $400 million in cash and investments at closing
- Minimal debt
- Cost savings of approximately $15 million in the first 12 months following completion of the merger

VOTE FOR:
Maximizing ability to benefit from a business turnaround

As the industry begins to turn around, we believe the combined company will benefit from:

- A capacity to meet our customers' changing needs
- Enhanced competitiveness through lower product and operating costs
- Rapidly streamlining, integrating and focusing resources on revenue generation, cost competitiveness and short cycle times

Customers Expected to Realize The Benefits Of The Combination

The combined company's client base is expected to include a number of the most widely recognized and respected names in the telecommunications industry including Agere, Alcatel, Cisco, Fujitsu, Lucent, Marconi, Nortel and Siemens.

We believe that our respective customers are looking to establish stronger relationships with a smaller group of vendors who can act as strategic partners. Key attributes we believe our customers are using to differentiate between preferred, strategic vendors and others, include breadth of product line, financial strength and ability to develop next generation solutions.

We believe that the combined company will be well positioned to satisfy an expanded customer base with a broader product, technology, and solutions portfolio.

We Believe That The Whole is Greater Than The Sum of The Parts

You don't have to take our word for it – a number of experienced business and industry experts who have studied this merger agree that it is the right move and that the combination will create a stronger competitor in the industry.

Institutional Shareholder Services (ISS) has completed its own analysis and recommended that shareholders of Oplink and Avanex vote FOR the merger.

Other analysts agree that the merger makes sense:

"In the long run, we think this deal will raise the profile of the combined company (#2 passive component provider), will reduce manufacturing costs and increase utilization rates, and will open up additional customer relationships for product cross-selling."

Barry Lebovits, Morgan Stanley, First Call, 3/20/02*

"Avanex's conference call reaffirmed our belief that the [Oplink] merger is a positive transaction that should improve traction with OEMs, reduce costs, increase product footprint and enhance the company's balance sheet."

Timothy Anderson, Salomon Smith Barney, First Call, 3/23/02*

"[W]e believe that a combined Avanex and Oplink has the financial wherewithal that will convince customers that it is a longer-term survivor. We also believe that this dynamic will enable Avanex to generate potential market share gains."

Sam Kingston, Dresdner Kleinwort Wasserstein, First Call, 6/20/02*

*Permission to use quotation was neither sought nor obtained

Questions & Answers:

What am I being asked to vote for?
As stockholders of either Avanex or Oplink, you are being asked to vote to approve a merger to combine the businesses of Avanex and Oplink. We believe that the combination will create a leading provider of passive optical components.

What will I receive in the merger?
If you are an Avanex stockholder, you will continue to hold the shares that you currently own. If you are an Oplink stockholder, you will receive 0.405344 of a share of Avanex common stock for each share of Oplink common stock that you own. After closing, Avanex and Oplink stockholders will each own approximately 50% of the combined company assuming the net exercise of all in-the-money options to purchase Oplink common stock and Avanex common stock.

What are the tax consequences of the merger?
Oplink stockholders will not recognize a gain or loss for U.S. federal income tax purposes on the Avanex common stock they receive. However, Oplink stockholders will be subject to taxes on cash payments received in lieu of fractional shares of Avanex common stock. We strongly encourage Oplink stockholders to consult with their own tax advisors to determine their particular tax consequences.

When will the merger be completed?
We hope to complete the merger during the third calendar quarter of 2002.

What do I need to do now?
We urge you to read the proxy materials recently mailed to you, and sign, date and return your proxy card in the enclosed envelope as soon as possible so that your shares can be voted at your special stockholder meeting.

If my shares are held in "street name" by my broker, will my broker vote my shares for me?
Your broker can only vote your shares if you provide your broker with instructions on how to vote in accordance with the information and procedures provided to you by your broker. If you hold Oplink common stock and do not vote your shares, it is equivalent to voting against the merger.

About Avanex and Oplink

	AVANEX	OPLINK
Founded	1997	1995
IPO	Feb. 2000	Oct. 2000
LTM Revenues	$44MM	$50MM
Employees	450	1,400
Patents*	129	68
Facilities (sq. ft)	177,000	600,000
HQ	Fremont, CA	San Jose, CA

Avanex and Oplink offer a broad line of products that increase the performance of optical networks and enable telecommunications service providers and optical system manufacturers to provide flexible and scalable bandwidth primarily to support the exponential increase of data traffic on the Internet. Both companies supply products worldwide to telecommunications equipment providers.

*Patents issued, allowed or applied for

FORWARD-LOOKING STATEMENTS

This letter contains forward-looking statements, including forward-looking statements regarding the amount and timing of synergies that may be achieved in connection with the Merger, the combined company's ability to execute its strategies, the capability of the combined company to meet customer needs and lower costs, the strength of the combined company's balance sheet, the degree to which the combined company will alter the competitive landscape in its industry, prevailing market conditions and the combined company's ability to successfully introduce new products. Actual results could differ materially from those projected in or contemplated by the forward-looking statements. Factors that could cause actual results to differ include the possibility that the Merger may not close, the failure of the combined company to retain key employees, the failure of the combined company to manage the cost of integrating the two companies and to effectively integrate the two companies, general economic conditions, the pace of spending and timing of economic recovery in the telecommunications industry, and in particular, in the optical networks industry, the combined company's inability to sufficiently anticipate market needs and higher than anticipated expenses the combined company may incur in future quarters or the inability to identify expenses which can be eliminated and the efficiencies in its operations. In addition, please refer to the risk factors contained in the registration statement on Form S-4 as filed by Avanex with the SEC on July 15, 2002 and the related joint proxy statement/prospectus.

Avanex and Oplink assume no obligation, and do not intend, to update these forward-looking statements.

VOTE FOR:

- ***Maximizing opportunity for revenue growth under current market conditions***
- ***Maximizing staying power through the industry downturn***
- ***Maximizing ability to benefit from a business turnaround***

The boards of directors of Avanex and Oplink have unanimously determined that the combination of Avanex and Oplink is in the best interests of Avanex, Oplink and the stockholders of both companies. The boards of directors of Avanex and Oplink unanimously recommend that you vote "FOR" the proposed merger. Please sign, date and return the enclosed proxy card TODAY!

For answers to other questions or if you require assistance in executing or delivering your proxy, please call our proxy solicitor, Morrow & Co., toll-free at:

(800) 607-0088

Or via email at:

mergerinfo@morrowco.com

Additional information about the merger and where to find it.

On July 15, 2002, Avanex filed a registration statement with the SEC containing a definitive joint proxy statement/prospectus regarding the Merger. Investors and security holders of Avanex and Oplink are urged to read the definitive joint proxy statement/prospectus filed with the SEC on July 15, 2002 and any other relevant materials filed by Avanex and Oplink with the SEC because they contain, or will contain, important information about Avanex, Oplink and the Merger. The definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Avanex or Oplink with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the materials filed with the SEC by Avanex and Oplink by contacting Avanex or Oplink. In addition to the registration statement on Form S-4 that has been filed by Avanex in connection with the transaction, and the definitive joint proxy statement/prospectus that has been mailed to the stockholders of Avanex and Oplink in connection with the transaction, each of Avanex and Oplink file annual, quarterly and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC's public reference rooms located at 450 5th Street, N.W., Washington, D.C., 20549, or any of the SEC's other public reference rooms. Investors should call the SEC at 1-800-SEC-0330 for further information on these public reference rooms. The reports, statements and other information filed by Avanex and Oplink with the SEC are also available for free at the SEC's web site at www.sec.gov. A free copy of these reports, statements and other information may also be obtained from Avanex and Oplink.

Avanex, Oplink and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Avanex and Oplink in favor of the Merger. A description of the interests of Avanex's executive officers and directors in Avanex is set forth in the proxy statement for Avanex's 2001 Annual Meeting of Stockholders, which was filed with the SEC on September 17, 2001. A description of the interests of Oplink's executive officers and directors in Oplink is set forth in the proxy statement for Oplink's 2001 Annual Meeting of Stockholders, which was filed with the SEC on October 5, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Avanex's and Oplink's executive officers and directors in the Merger by reading the definitive joint proxy statement/prospectus filed by Avanex with the SEC on July 15, 2002.